

March 17, 2015

Via Email
Anthony E. Maslowski
Chief Financial Officer
Avago Technologies Limited
1 Yishun Avenue 7
Singapore 768923

> **Re:** **Avago Technologies Limited**
> **Form 10-K for Fiscal Year Ended November 2, 2014**
> **Filed December 29, 2014**
> **Form 8-K dated February 25, 2015**
> **File No. 001-34428**

Dear Mr. Maslowski:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K dated February 25, 2015

1. We note on page 8 of Exhibit 99.1 that you present non-GAAP information in a format similar to an income statement. Please tell us how your presentation considers the guidance set forth in Compliance and Disclosure Interpretation 102.10.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andri Boerman at (202) 551-3645, or Julie Sherman, Senior Accountant, at (202) 551-3640 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3676.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief